Invest in Ou-Oui! Premium Liqueur

PARADISE FOUND. Real fruits and rum liqueur breaks tradition.



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Why you may want to invest in us...

1. Distribution secured in 8 U.S. and international markets for 2021
2. 3,000 cases sold in more than 200 accounts in four markets
3. Seasoned team of entrepreneurs: Diageo, Heineken, and Cruzan Rum success stories
4. Have forged strategic partnership with Florida Distillers over 4 years
5. Pending partnership with MHW, the company that helped build Casamigos Tequila a $1B exit
6. $86 billion global liqueur market in 2018. 1.8% CAGR between 2020 - 2025

Why investors ❤ us

WE'VE RAISED $301,751 SINCE OUR FOUNDING

I have seen Nigel put in work over the years trying to build his company and bring his liqueurs to market. I have been fortunate to taste Ou-Oui! Liqueurs and they are amazing. He is determined and committed and has not given up his dream despite the challenges he has faced. I have seen how his social media following with his fan and customer base has grown and embraced his liqueurs.

I believe in his vision and after sharing Ou-Oui! with friends and seeing their reactions I believe he has a brilliant concept that can scale worldwide and capture market share in the lucrative alcohol industry. As an African-American woman I'm also intrigued that he has designed and markets his concept mostly to women and I am proud to support this concept. I believe in his vision, the product and his dream to improve the way women drink alcoholic beverages.

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Cynthia G EDWARDS Founder, Debt Reduction Strategies, LLC

LEAD INVESTOR | INVESTING $2,000 THIS ROUND & $2,000 PREVIOUSLY

I love the product and want to be in on the ground floor. Also Nigel has known me since he first came out with it years ago and I believe in him and his brand. Not to mention the drink is delectable

Ryan Scott ★

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Our team



Nigel Walwyn
Founder/CEO
Leads the team that is introducing a unique alcoholic beverage in the US and overseas. Created the innovative formulations. Former television news exec and producer. Two Emmy Awards and numerous Edward R Murrows for television excellence.

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Douglas Jackson
Board Manager
Advertising agency principal with client list that includes Diageo, Brown Forman, P. Diddy Combs Enterprise and Smirnoff. Former Coca-Cola and Kraft Heinz marketing manager. Executive team member with Trinsic Comm. which raised 120MM IPO.

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Victor Portugues
VP Sales & Marketing
20+ years in alcohol industry with Allied Domecq, Heineken and Cruzan Rum. Successfully implemented sales force excellence programs in the Caribbean, Central and South America. Took Cruzan Rum from 0 to 8,000 cases sold in 5 years in Puerto Rico.

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In the news



Caribbean Smooth launched new rum liqueur in the Virgin Islands

In 2010, Nigel Walwyn was visiting his father on St. Croix when he went to the backyard to pick some passion fruit to make a drink, just like he had all through his childhood. But this time, he decided on a little twist,

May 6, 2019 @ virginislandsdailynews.com

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Downloads

- OuOuiPackage-Redesign-Set.png
- Wefunder Ou-Oui Presentation 12102020.pdf

A REAL Taste of the Islands


CARIBBEAN SMOOTH
Ou Oui
Passion Fruit
CARIBBEAN SMOOTH
Ou Oui
Guava & Pineapple

Passion Fruit Liqueur and Guava & Pineapple Liqueur

Hate The Burn?

Women and some men complain of harshness and the artificial ingredients in their drinks.

They're not getting the desired experience when drinking.

For decades alcohol companies have traditionally created products for men.



A Really Smooth Experience For Women

We use REAL tropical fruits, natural flavors and spices, blended with our proprietary formulation of Caribbean barrel-aged rums.

Our premium liqueurs are authentically Caribbean, refreshing and comfortable on the palate.

We replaced the harsh alcohol taste with a memorable experience designed specifically for women.


CARIBBEAN SMOOTH
Ou Oui!
PREMIUM LIQUEUR
PASSION FRUIT

Would People Love It?

Since our founding we've sold 18,000 bottles and achieved $200,000 in revenue, mostly to women looking for a new and better drinking experience... a trip to paradise without leaving home.

Our top 10 accounts placed 29 reorders, while our top 60 accounts placed 98 reorders during our primary market test in Georgia between 2017 and 2019.

At a ratio of 4 to 1, customers bought our liqueurs more often than a major competitor's product, even after it was placed next to ours with a price reduction.


PASSOÃ
SANGRIA!
NEW
PASSOÃ
THE PASSION DRINK
CARIBBEAN SMOOTH
Ou Oui!
PREMIUM LIQUEUR
CARIBBEAN SMOOTH
Ou Oui!
PREMIUM LIQUEUR


REAL
PASSION
FRUIT
LIQUEUR
PASSION FRUIT

Why Us?

Founder Nigel Walwyn quit his Emmy award-winning television career to commit full-time to developing and introducing the brand in his home market and overcame many obstacles to successfully prove his model.

Team members inspired by Nigel's passion and sacrifice have started working on this project without salary to help the company transition from early stage to growth stage.

As a business owner of color in an industry where people of color in ownership have been absent for decades, my accomplishments are notable for the 'Black Owned Movement'.


Founder's Pitch
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Poised For Growth

Distribution established or secured in Georgia, Florida, Puerto Rico, US Virgin Islands, Bermuda, The Bahamas, Belize and St. Maarten.

Strategic partnerships established or lined up with Florida Caribbean Distillers, MHW Distributors and BevStrat Sales Force.

A 5-year/10 stage milestone plan will be launched in 2021 in domestic and overseas markets.


SIGMAN BOTTLE SHOP
LIQUOR
WINE

Women Really Love Liqueurs Over Other Spirits

58% of female drinkers in the U.S. are choosing liqueurs over other spirit categories.

8.2 million of them are African-American and Latina between the ages 25 and 34.

Millennial drinkers are driving the liqueur and cocktail market which is expected to grow 1.8% CAGR.


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Come get a taste of paradise!

Investor Q&A

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What does your company do?

Caribbean Smooth manufactures and markets our Ou-Oui! Premium Liqueur to bring a splash of paradise into your life. Created in the backyards and kitchens of the Caribbean, we are bringing a real taste of the Islands to the rest of the world. Ou-Oui! is delivering a better tasting, more authentic, ready to drink and ready to mix alternative to traditional fruit flavored spirits.

Where will your company be in 5 years?

In 5 years, we hope to be producing annual sales of 150,000 (9L) cases or more which could position us to become an acquisition target for major suppliers. We also aim to achieve distribution in 35 U.S. states and 25 countries. We would like to be a household brand name and the go-to-bottle for at-home and professional mixologists.

Why did you choose this idea?

I could not find fruity spirits that tasted like real fruits. I examined the market, confirmed an existing yet unmet consumer need and created Ou-Oui! to meet that need. After developing the proprietary formulations made with real fruits, aged rums and spices, I gave up my corporate career to pursue my dream and share this delicious gift with you.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

The current pandemic is forcing consumers to stay inside, and our liqueurs allow them to create fruity concoctions at home. Industry experts and journalists believe the next big thing in the industry will come from the rum category (Bloomberg, July 22, 2019). Our rum liqueurs are unique as they provide consumers quick and easy cocktails with natural ingredients. The Distilled Spirits Council recently published a report stating "cocktails are exceptionally well positioned to meet adult millennials" demand for unique and varied experiences. Additionally, as a black business owner, I believe what I've accomplished in a difficult industry is part of a 'Black-Owned Movement' in the U.S. that will empower other black business owners.

What is your proudest accomplishment?

The day I rolled the first six cases of my liqueurs into a store and watched our first customers spend their money on the first bottles. I started the process with very little money, but with the help of family, friends and even strangers. To get there, I bootstrapped without taking a salary for several years through our market tests and built relationships with purpose. I was also extremely proud the day I saw that a major competitor had repositioned its brand next to our bottles at a reduced price, and appeared to replicate and market one of our popular cocktails as theirs.

How far along are you? What's your biggest obstacle?

We've mostly sold through our test inventory on the distribution level with a few hundred bottles still available at retail. We're not expecting much more revenue from sales until we go back into production in spring/summer 2021. Our plan is to begin scaling the company in stages where the first of ten stages includes distribution in 9 markets domestically and internationally. Our biggest obstacle is raising adequate capital to fund inventory production at escalating volumes, support marketing activities across multiple markets

simultaneously and provide enough runway to weather the upfront net losses (as many as 24 months) in a capital intensive industry.

Who are your competitors? Who is the biggest threat?

Our competitors include major suppliers like Heaven Hill Distilleries, Constellation Brands and Malibu Rum. They offer ready to serve liqueurs that are mostly artificially flavored. Our biggest threat comes from longstanding Remy's Passoa Liqueur that also uses real juice. They have already made adjustments to compete against us by placing their bottles on shelves next to ours and lowering their price. Ou-Oui! retail sales, however, have been significantly outperforming by a margin of 4 to 1 in key accounts.

What do you understand that your competitors don't?

For decades, the liquor industry has produced harsh products targeted to male customers. Our mostly female customers have had to find alternatives to making drinks more palatable to them. We created our liqueurs to directly address that problem, while simultaneously offering customers a premium drinking experience at an affordable price. We found there are more than 30 million millennial women in the US, many of which will likely find our liqueurs appealing based on our test run. Another 35 million women are traveling to the Caribbean and Latin American region for vacations, looking for authentic tropical drinking experiences every year.

How will you make money?

We have built a value chain analysis down the three tiers that provides our company and our distribution partners healthy margins of 25% or more. We anticipate supply chain efficiencies with high volume production and sales will lead to lower costs and improve our profit margins to 40 - 50% as we grow inside a $90B global liqueur market. We supply distributors in each market we serve. Our projections are built around selling each market 46.5 cases (9L) minimum per SKU each month. The company also plans to generate sales through branded apparel on its website as the brand anchors across markets.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Distribution and inadequate funding are the two top killers of startup and early stage alcohol companies. Major suppliers have longstanding relationships with distributors and retailers. This can present challenges to get shelf space or even on the trucks of distribution partners. Some retailers expect perks to push new brands and growing companies cannot compete against big suppliers with large budgets and resources on that level. Finding the right lanes to reach customers and aggressively spending on targeted marketing and sales activities in those lanes can help mitigate some of those risks. Also the amount of capital we are attempting to raise in this offering under Regulation Crowdfunding may not be enough to sustain our business plan, and we intend to raise additional capital in the future. As we undertake additional equity financing, that may dilute your investment in this offering.

What do you need the most help with?

After funding, we will need help with distribution and promotions. Relationships with major distributors and major retailers like cruise lines and chain accounts like Walmart, Costco and Total Wine will help us more quickly place the brand in new markets and rapidly boost our growth. Investors are often plugged into organizations with thousands of members and opportunities for customers to experience the product directly. We will also need guidance with the finances in a capital intensive industry. Inventory control and financial discipline, especially around cost accounting will help a growing company stay in control as the temptation of going too big too fast could be a major mistake for the company.

What would you do with the money you raise?

We will continue to pay operational expenses including office expenses, insurance, licenses, debt service and light marketing, promotional activities. We will also use the money to prepare for production with new packaging design. Professional fees and other fees associated with the campaign will also be paid with funds raised here. Due to the pandemic we have cut all but essential operations and significantly reduced expenses as we prepare to launch the brand in 2021. We also plan to use this crowdfunding raise to influence accredited investors to fund a priced round that will be used to purchase inventory for our next production run in 2021.

Why is it important to include women, especially women of color in this campaign?

We want our female customers to become owners with us on this journey to share the experience of Ou-Oui! Premium Liqueurs around the world. Women in Georgia, Tennessee and Florida helped me develop the base formulation for our liqueurs by providing valuable feedback when I conducted tastings. These women even came up with the name of the brand, saying ooooweee! after sampling the drink. Their support has been invaluable, and now I have the opportunity to pay it forward so women can share in our success as we work

to grow the company.